06010464

Office of International Finance,
Division of Corporation Finance,
Securities & Exchange Commission,
450 5th Street, NW,
Washington DC 20549-1004

Attn: Filing Desk - Stop 1-4

By Airmail

SEC MAIL PROCESSING RECEIVED JAN 24 2006 WASH. D.C. 209 SECTION

16th January, 2006.

SUPPL

Dear Sirs,

EMI Group plc - Ref. No: 82-373

Further to our filing of 12th January 2006, I enclose one copy of the following item that the Company has delivered the London Stock Exchange:

(a) an announcement, dated 16th January 2006, confirming that:

- Lehman Brothers International (Europe) has notified the Company that it has increased its interests in EMI Group plc Ordinary Shares of 14p each and, as at 10th January 2006, held 32,032,390 shares being 4.05% of the shares in issue;
- FMR Corp. and its subsidiaries, and Fidelity International Ltd and its subsidiaries had, as at 11th January 2006, increased their holdings such that they had a notifiable interest in EMI Group plc Ordinary Shares of 14p each and held 25,725,342 shares, being 3.25% of the shares in issue. The Company was further advised that this holding also comprised the notifiable interests of Mr Edward C. Johnson 3rd, a principal shareholder of FMR Corp. and Fidelity International Ltd; and,
- Cater Allen International Limited has increased its holding through stock lending transactions such that it has a notifiable interest in EMI Group plc Ordinary Shares of 14p each and, as at 12th January 2006, held 55,653,703 shares, being 7.04% of the shares in issue.

PROCESSED
JAN 25 2006
THOMSON FINANCIAL

Yours faithfully,

C. L. Christian

C. L. CHRISTIAN
Deputy Secretary

Enc.

Ref: 82-373

VIA PR NEWSWIRE DISCLOSE

ER 06/05

Company Announcements Office,
London Stock Exchange.

16th January, 2006.

EMI GROUP PLC
Holdings in Company

As required by Listing Rule 9.6.7, the Company advises that it has been informed by:

(a) Lehman Brothers International (Europe), in a letter dated 11th January 2006 and received by mail on 16th January 2006, that Lehman Brothers International (Europe) has increased its interests in EMI Group plc Ordinary Shares of 14p each and, as at 10th January 2006, held 32,032,390 shares, being 4.05% of the shares in issue;

(b) Fidelity Investments International, in a letter dated 11th January 2006 and received by mail on 16th January 2006, that FMR Corp. and its subsidiaries together with Fidelity International Ltd and its subsidiaries have increased their holdings such that they have a notifiable interest in EMI Group plc Ordinary Shares of 14p each and, as of 11th January 2006, held 25,725,342 shares, being 3.25% of the shares in issue. The Company was further advised that this holding also comprised the notifiable interests of Mr Edward C. Johnson 3rd, a principal shareholder of FMR Corp. and Fidelity International Ltd.; and,

(c) Cater Allen International Limited, a subsidiary of Abbey National Treasury Services plc, in a letter dated 12th January 2006 and received by mail on 16th January 2006, that, as at 12th January 2006, Cater Allen International Limited had increased its holding such that it has a notifiable interest in EMI Group plc Ordinary Shares of 14p each of 55,653,703 shares, being 7.04% of the shares in issue. We were further notified that the holding had arisen from stock lending transactions executed under the relevant approved documentation as a principal trading member of the London Stock Exchange.